Exhibit 12 (b)

AIRBORNE, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

Year Ended December 31, 2002
EARNINGS:
Earnings (loss) before taxes	$26,971
Fixed charges	52,043
Less: Capitalized interest expense	(1,447)

Total earnings	$77,567

CALCULATION OF FIXED CHARGES:
Net interest expense	$29,553
Add: Capitalized interest expanses	1,447
Add: Interest income	5,132

Gross interest expense	36,132
Discounts on sales of receivables	4,050
Amortization of debt expense	2,105
Rental expense:
Total	97,555
Factor	10%

Net “interest” component	9,756

TOTAL FIXED CHARGES	$52,043

RATIO OF EARNINGS TO FIXED CHARGES	1.49